Rajiv Gupta Direct Dial: 65.6437.5467 rajiv.gupta@lw.com	9 Raffles Place
#42-02 Republic Plaza
Singapore 048619
Tel: +65.6536.1161 Fax: +65.6536.1171
www.lw.com
UEN No. T09LL1649F

December 9, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N. E.

Washington, D. C. 20549

Attention:  Lyn Shenk, Branch Chief

Daniel Leslie

Theresa Messinese

Re:            MakeMyTrip Limited

Form 20-F for the Fiscal Year Ended March 31, 2014

Filed June 6, 2014

(File No. 001-34837) (“Form 20-F”)

FIRM / AFFILIATE OFFICES
	Abu Dhabi	Milan
	Barcelona	Moscow
	Beijing	Munich
	Boston	New Jersey
	Brussels	New York
	Century City	Orange County
	Chicago	Paris
	Doha	Riyadh
	Dubai	Rome
	Düsseldorf	San Diego
	Frankfurt	San Francisco
	Hamburg	Shanghai
	Hong Kong	Silicon Valley
	Houston	Singapore
	London	Tokyo
	Los Angeles	Washington, D.C.
Madrid
File No. 047840-0000

Ladies and Gentlemen:

On behalf of MakeMyTrip Limited, a corporation incorporated under the laws of Mauritius (the “Company”), set forth below are the Company’s responses to the Staff’s comments contained in Ms. Lyn Shenk’s letter dated November 24, 2014 regarding the Staff’s review of the Company’s Form 20-F. For the Staff’s convenience, the Staff’s comments are set forth in italics before each response.

Form 20-F for the Fiscal Year Ended March 31, 2014

Item 5. Operating and Financial Review and Prospects

Finance Income, page 52

1.	We note that finance income decreased in fiscal year 2014 from fiscal year 2013 as a result of a decrease in interest income on term deposits with banks in 2014. Please explain why income decreased when the balance in term deposits increased significantly from the prior period.

RESPONSE:

The Company respectfully advises the Staff that on March 19, 2014, the Company completed a follow-on offering of its ordinary shares and deposited all of the net proceeds from the offering in term deposits on March 27, 2014. This resulted in a significant increase in the term deposit balance as of March 31, 2014 as compared to March 31, 2013.

In addition, the quarterly average term deposit balance for year ended March 31, 2013 was US$51.4 million and the interest income earned on such term deposit was US$3.7 million for the year ended March 31, 2013. However, the quarterly average term deposit balance for year ended March 31, 2014 (excluding term deposit made on March 27, 2014 from the proceeds of the follow-on offering described above) was US$35.0 million and the interest income earned on such term deposit was US$1.9 million for the year ended March 31, 2014. Since the interest income on the additional amount from the proceeds of the follow offering and invested in term deposits was accrued for only a few days in year ended March 31, 2014 (i.e. from March 27, 2014 to March 31, 2014), the total interest income on term deposits for the year ended March 31, 2014 was lower than for the year ended March 31, 2013.

December 9, 2014

Consolidated Statements of Cash Flow, page F-8

2.	We note that you have presented cash flows from term deposits on a net rather than gross basis in your statement of cash flows. Please tell us why you believe your treatment is appropriate and in accordance with paragraph 21 of IAS 7.

RESPONSE:

In response to the Staff’s comment, the Company respectfully submits as follows:

According to paragraph 21 of IAS 7:

“An entity shall report separately major classes of gross cash receipts and gross cash payments arising from investing and financing activities, except to the extent that cash flows described in paragraphs 22 and 24 are reported on a net basis.”

Further, according to paragraph 22 of IAS 7:

“22. Cash flows arising from the following operating, investing or financing activities may be reported on a net basis:

(a)	cash receipts and payments on behalf of customers when the cash flows reflect the activities of the customer rather than those of the entity; and

(b)	cash receipts and payments for items in which the turnover is quick, the amounts are large, and the maturities are short.”

The Company’s term deposits with financial institutions are mostly on a roll-over basis (on auto renewal option) resulting in quick turnover, and have historically been of relatively short maturities as a result of the Company’s requirement of cash for working capital or to finance acquisitions. Therefore, in accordance with the guidance under paragraph 22(b) of IAS 7, the Company has presented the cash flow from term deposit on a net basis.

General

3.	Your website allows the public to book flights serving Cuba and Sudan and reserve hotel rooms in Syria. Cuba, Sudan and Syria are designated by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Cuba, Sudan and Syria, if any, whether through subsidiaries, partners or other direct or indirect arrangements. You should describe any services, products, information or technology you have provided to Cuba, Sudan or Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities they control.

RESPONSE:

The Company respectfully submits that the Company does not have any direct contacts in, or direct contracts or arrangements with, Cuba, Syria or Sudan. In addition, the Company does not have registered sales offices in Cuba, Sudan or Syria or any sales representatives in any of these countries. The flight bookings for Cuba, Sudan and Syria available through the Company’s website www.makemytrip.com are offered by Amadeus IT Group, SA, the Company’s global distribution system service provider, and the hotel bookings serving Cuba and Syria available through the Company’s websites www.makemytrip.com, www.hoteltravel.com and www.easytobook.com are offered by third party aggregators based in Hong Kong, Spain, Turkey, and the United Kingdom, and not directly by any hotels based in Cuba and Syria.

December 9, 2014

In the past three and a half years, the Company has processed flight bookings to Cuba, Sudan, and Syria and hotel bookings to Cuba and Syria generating the following revenue:

	Fiscal 2011-12		Fiscal 2012-13		Fiscal 2013-14		From April 1, 2014 to September 30, 2014
	Revenue (USD)	Percentage of Company’s total revenue	Revenue (USD)	Percentage of Company’s total revenue	Revenue (USD)	Percentage of Company’s total revenue	Revenue (USD)	Percentage of Company’s total revenue
Cuba	—	0.000%	111	0.000%	2,552	0.001%	3,187	0.002%
Syria	168	0.000%	1,782	0.001%	714	0.000%	354	0.000%
Sudan	384	0.000%	1,028	0.000%	3,340	0.001%	1,320	0.001%

*	The above tables includes the revenue of HotelTravel Group and EasyToBook Group from their respective date of acquisition by the Company. These companies were acquired by the Company in November 2012 and February 2014, respectively.

The foregoing data shows the insignificance of these sales to the Company’s operations over the past three and a half years. Given the de minimis nature of the amounts involved, the Company does not believe that the sales of these bookings to these countries have constituted a material investment risk to the Company’s security holders.

In response to the Staff’s comment, the Company confirms that except as described above, the Company has not provided any services, products, information or technology to Cuba, Sudan or Syria, directly or indirectly, and does not have any agreements, commercial arrangements, or other contacts with Cuba, Sudan or Syria or any entities controlled by the governments in these countries.

4.	Please discuss the materiality of any contacts with Cuba, Sudan and Syria described in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Sudan and Syria.

RESPONSE:

The Company respectfully submits that the information above shows that revenue contributions from flight bookings for Cuba, Sudan and Syria and hotel bookings for Cuba and Syria have been insignificant to the Company’s past, current or anticipated future operations. Given the de minimis nature of the amounts involved, the Company does not believe that the sales of these bookings to these countries have constituted a material investment risk to the Company’s security holders.

The Company is aware that various initiatives have been proposed or adopted by different bodies regarding investment in companies that do business with U.S. designated state sponsors of terrorism and confirms to the Staff that the Company has considered the relevance of such issues to its business activities, but due to the de minimis and indirect nature of its dealings with Cuba, Sudan and Syria, the Company does not believe that there would be any major impact to its reputation and share value.

December 9, 2014

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We have attached to this letter as Annex A, a statement from the Company as requested by the Staff.

Please contact the undersigned at +65.6437.5467 if you have any questions or require additional information concerning the foregoing.

Respectfully submitted,

/s/ Rajiv Gupta

Rajiv Gupta of LATHAM & WATKINS LLP

Enclosure

cc:	Mohit Kabra
Group Chief Financial Officer
MakeMyTrip Limited

December 9, 2014

Annex A

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C. 20549

Attention:	Lyn Shenk, Branch Chief
Daniel Leslie
Theresa Messinese

Re:	MakeMyTrip Limited

Form 20-F for the Fiscal Year Ended March 31, 2014

Filed June 6, 2014

(File No. 001-34837)

Ladies and Gentlemen:

MakeMyTrip Limited, a corporation incorporated under the laws of Mauritius (the “Company”), in response to the Staff’s request in its comment letter dated November 24, 2014 with respect to the Company’s Form 20-F for the year ended March 31, 2014 filed on June 6, 2014 (File No. 001-34837) (the “Filing”), hereby acknowledges as follows:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the Filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned at Mohit.Kabra@makemytrip.com if you have further questions or comments.

Respectfully submitted,

/s/ Mohit Kabra

Mohit Kabra Group Chief Financial Officer MakeMyTrip Limited